                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                _______________

                                SCHEDULE 13D/A
                                AMENDMENT NO. 2
                                _______________


                   Under the Securities Exchange Act of 1934

                              MARKET FACTS, INC.
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $1.00
                        (Title of Class of Securities)

                                  570559-10-4
                                (CUSIP Number)

                                                         WITH A COPY TO:
    Ned L. Sherwood                                    Glen E. Hess, P.C.
   MFI INVESTORS L.P.                                   KIRKLAND & ELLIS
    54 Morris Lane                                   153 East 53rd Street
Scarsdale, New York 10583                         New York, New York 10022-4675
    (212) 398-6200                                      (212) 446-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                APRIL 29, 1999
                     (Date of Event which Requires Filing
                              of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 11 Pages

                          Exhibit Index is on page 7.

                                 SCHEDULE 13D
-------------------------                                ---------------------
 CUSIP NO. 570559-10-4                                    PAGE 2 OF 11 PAGES ---
----------------------                                ---------------------

------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
1
    MFI Investors L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       13-3890531 ---------
---------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                            (a) [ ]
                                                             (b) [ ] -----------
------------------------------------------------------------
    SEC USE ONLY
3

------------------------------------------------------------------------------
    SOURCE OF FUNDS*
4
    OO
------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5   TO ITEMS 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    Delaware
------------------------------------------------------------------------------
                    SOLE VOTING POWER
                7
   NUMBER OF        2,037,332

    SHARES       -----------------------------------------------------------
                    SHARED VOTING POWER
  BENEFICIALLY  8
                    0
   OWNED BY
                   -----------------------------------------------------------
     EACH           SOLE DISPOSITIVE POWER
                9
   REPORTING        2,037,332

    PERSON       -----------------------------------------------------------
                    SHARED DISPOSITIVE POWER
     WITH      10
                    0

------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
    2,037,332
------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
    [ ]
------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    22.78%
------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
14
    PN
------------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                                ---------------------
 CUSIP NO. 570559-10-4                                    PAGE 3 OF 11 PAGES ---
----------------------                                ---------------------

------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
1
    MFI Associates, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       13-3890532 ---------
---------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                            (a) [ ]
                                                             (b) [ ] -----------
------------------------------------------------------------
    SEC USE ONLY
3

------------------------------------------------------------------------------
    SOURCE OF FUNDS*
4
    OO
------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [ ]
5
------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    Delaware
------------------------------------------------------------------------------
                    SOLE VOTING POWER
                7
   NUMBER OF        2,037,332

    SHARES       -----------------------------------------------------------
                    SHARED VOTING POWER
  BENEFICIALLY  8
                    0
   OWNED BY
                   -----------------------------------------------------------
     EACH           SOLE DISPOSITIVE POWER
                9
   REPORTING        2,037,332

    PERSON       -----------------------------------------------------------
                    SHARED DISPOSITIVE POWER
     WITH      10
                    0

------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
    2,037,332
------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
    [ ]
------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    22.78%
------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
14
    CO
------------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                                ---------------------
 CUSIP NO. 570559-10-4                                    PAGE 4 OF 11 PAGES ---
----------------------                                ---------------------

------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
1
    Ned L. Sherwood

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       --------------------
----------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                            (a) [ ]
                                                             (b) [ ] -----------
------------------------------------------------------------
    SEC USE ONLY
3

------------------------------------------------------------------------------
    SOURCE OF FUNDS*
4
    OO
------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [ ]
5
------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    United States
------------------------------------------------------------------------------
                    SOLE VOTING POWER
                7
   NUMBER OF        2,042,732

    SHARES       -----------------------------------------------------------
                    SHARED VOTING POWER
  BENEFICIALLY  8
                    0
   OWNED BY
                   -----------------------------------------------------------
     EACH           SOLE DISPOSITIVE POWER
                9
   REPORTING        2,042,732

    PERSON       -----------------------------------------------------------
                    SHARED DISPOSITIVE POWER
     WITH      10
                    0

------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
    2,042,732
------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
    [ ]
------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    22.83%
------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
14
    IN
------------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                                ---------------------
 CUSIP NO. 570559-10-4                                    PAGE 5 OF 11 PAGES ---
----------------------                                ---------------------


ITEM 1.   SECURITY AND ISSUER.
          -------------------

     Item 1 is amended as follows:

     This statement relates to common stock, par value $1.00 per share ("Common Stock"), of Market Facts, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3040 West Salt Creek Lane, Arlington Heights, Illinois 60005.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     Paragraph (a) to Item 2 is amended as follows:

     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"): (i) the Partnership, by virtue of its direct beneficial ownership of the Common Stock; (ii) MFI Associates, Inc., a Delaware corporation (the "GP"), by virtue of its position as general partner of the Partnership; and (iii) Ned L. Sherwood, an individual, by virtue of his position as controlling stockholder of the GP. Mr. Sherwood is also an officer and director of the GP. The General Partner, the Partnership and Mr. Sherwood are collectively referred to herein as the "Reporting Persons."

     The Reporting Persons may be deemed to constitute a "group" for purposes of
     Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

                                 SCHEDULE 13D
-------------------------                                ---------------------
 CUSIP NO. 570559-10-4                                    PAGE 6 OF 11 PAGES ---
----------------------                                ---------------------

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     Item 4 is amended as follows:

     The following is a summary of the principal terms of the transaction. This summary is qualified in its entirety by reference to the definitive agreement referred to herein and attached hereto as Exhibit 7.6.

     The Reporting Persons and certain other parties (the "Sellers") and Aegis Group plc, a company incorporated under the laws of England and Wales ("Aegis"), have entered into an Option and Voting Agreement dated as of April 29, 1999 (the "Option Agreement"), pursuant to which, subject to the satisfaction or waiver of the terms and conditions set forth in the Option Agreement, all of the shares of Common Stock held by each of the sellers will be sold to Aegis. The Option Agreement was entered into in connection with the Agreement and Plan of Merger (the "Merger Agreement") between the Issuer and Aegis, pursuant to which a subsidiary of Aegis will make a tender offer for all of the Common Stock at an offering price of $31.00 per share. Following the tender offer, and subject to certain terms and conditions of the Merger Agreement, the Aegis subsidiary will merge into the Issuer and the Issuer will become a wholly-owned subsidiary of Aegis.

     Under the terms of the Option Agreement, subject to certain conditions, each of the Sellers grants to Aegis an unconditional, irrevocable option to purchase all but not fewer than all of the shares of Common Stock held by such Seller at a price of $31.00 per share any time on or prior to the Expiration Date (as defined below). The Expiration Date shall occur upon the earliest of (i) the closing of the merger, (ii) 11:59 p.m. on the first business day immediately following the expiration of the Offer (as defined therein) or the consummation of the purchase of the common stock of the Issuer pursuant to the Offer, (iii) if the Merger Agreement terminates prior to any Takeover Proposal (as defined therein), upon the termination of the Merger Agreement, (iv) as mutually agreed by Aegis and the Sellers, or (v) November 2, 1999. During the term of the Option Agreement, each Seller agrees to vote (a) in favor of the adoption and approval of the Merger Agreement, (b) against any action or agreement that could impede, interfere or otherwise materially adversely affect the merger, (c) against any action or agreement that could reasonably be expected to result in a breach of the Issuer's obligations under the Merger Agreement, or (d) against any other merger, or any consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of the Issuer or its subsidiaries. In furtherance thereof, each Seller will grant to Aegis an irrevocable proxy to vote their respective shares as described above. In addition, each Seller agrees not to solicit proxies or become a participant in a solicitation in opposition to the consummation of the merger.

                                 SCHEDULE 13D
-------------------------                                --------------------
 CUSIP NO. 570559-10-4                                   PAGE 7 OF 11 PAGES ----
---------------------                                --------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     Paragraph (a) of Item 5 is amended as follows:

     The Partnership is the beneficial owner of 2,037,332 shares of Common Stock, which in the aggregate represents approximately 22.78% of the outstanding Common Stock. The percentage calculated in this Item 5 is based upon 8,943,501 shares of Common Stock outstanding as of March 10, 1999, as reported by the Issuer in its Proxy Statement filed March 24, 1999 (the "Proxy Statement"). By virtue of its position as general partner of the Partnership, the GP may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by the Partnership. By virtue of his position as the controlling stockholder of the GP, Mr. Sherwood may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by the Partnership. According to the Proxy Statement, Mr. Sherwood's holdings included 5,400 shares of Common Stock subject to options exercisable by Mr. Sherwood within 60 days. The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ---------------------------------

     Exhibit 7.6    --    Option and Voting Agreement.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 4, 1999


                              MFI Investors L.P.
                              By: MFI Associates, Inc.
                              Its: General Partner

                              By  /s/ Ned L. Sherwood
                                  -------------------------------------
                              Its President
                                  -------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 4, 1999


                              MFI Associates, Inc.

                              By  /s/ Ned L. Sherwood
                                  ------------------------------------
                              Its President
                                  ------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 4, 1999

                              /s/ Ned L. Sherwood
                              -----------------------------------------
                                  Ned L. Sherwood

                       AGREEMENT CONCERNING JOINT FILING
                                OF SCHEDULE 13D


     The undersigned agree as follows:

     (i) each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: May 4, 1999


                              MFI Investors L.P.
                              By:  MFI Associates, Inc.
                              Its:  General Partner
                              By /s/ Ned L. Sherwood
                                 --------------------------------------
                                 Its President
                                 -------------------------------------

                              MFI Associates, Inc.

                              By /s/ Ned L. Sherwood
                                 --------------------------------------
                                 Its President
                                 ----------------------------------
                                       /s/ Ned L. Sherwood
                                 -----------------------------------------
                                          Ned L. Sherwood